UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03236M 10 1

(CUSIP Number)

Group U.S. Counsel

TOTAL S.A.

2, place Jean Millier

La Défense 6

92400 Courbevoie, France

011-331-4744-4546

With a copy to:

David J. Segre

Michael A. Occhiolini

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03236M 10 1	13D

(1)	NAMES OF REPORTING PERSONS TOTAL S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 57,729,644 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 57,729,644 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,729,644 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.98%†
(14)	TYPE OF REPORTING PERSON (see instructions) HC

*	Includes (i) 5,930,887 shares of Common Stock (as defined below) issuable upon conversion of the Tranche I Note (as defined below), which are currently convertible; (ii) 3,873,118 shares of Common Stock issuable upon conversion of the Tranche II Note (as defined below), which are currently convertible; and (iii) 2,591,594 shares of Common Stock issuable upon conversion of the Convertible Note (as defined below), which are currently convertible.
†	Based on 169,907,853 shares of Common Stock, which is the sum of (i) 157,512,254 shares of Common Stock outstanding on July 29, 2015; and (ii) 12,395,599 shares of Common Stock that may be issuable upon conversion of the Tranche I Note, Tranche II Note and Convertible Note.

CUSIP No. 03236M 10 1	13D

(1)	NAMES OF REPORTING PERSONS Total Energies Nouvelles Activités USA
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 shares
	(8)	SHARED VOTING POWER 57,729,644 shares
	(9)	SOLE DISPOSITIVE POWER 0 shares
	(10)	SHARED DISPOSITIVE POWER 57,729,644 shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,729,644 shares*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.98%†
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*	Includes (i) 5,930,887 shares of Common Stock (as defined below) issuable upon conversion of the Tranche I Note (as defined below), which are currently convertible; (ii) 3,873,118 shares of Common Stock issuable upon conversion of the Tranche II Note (as defined below), which are currently convertible; and (iii) 2,591,594 shares of Common Stock issuable upon conversion of the Convertible Note (as defined below), which are currently convertible.
†	Based on 169,907,853 shares of Common Stock, which is the sum of (i) 157,512,254 shares of Common Stock outstanding on July 29, 2015; and (ii) 12,395,599 shares of Common Stock that may be issuable upon conversion of the Tranche I Note, Tranche II Note and Convertible Note.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on February 13, 2015, and amended on July 2, 2015 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended and restated as follows:

The Reporting Persons acquired 45,334,045 of the shares of Common Stock represented by this Statement (which amount does not include additional shares of Common Stock presently issuable to the Reporting Person upon the exchange of certain securities as further described below) for an aggregate consideration of $148,380,721.56 and the exchange of certain securities as further described below.

On June 21, 2010, Total Energies acquired 7,101,548 shares of Series D Preferred Stock from the Issuer in a private placement at a price of $18.75 per share. The total consideration was $133,154,025. Upon the Issuer’s initial public offering in September 2010, these shares of Series D Preferred Stock were converted into 9,651,004 shares of Common Stock.

On February 23, 2012, Total Energies acquired 2,288,356 shares of Common Stock from the Issuer in a private placement at a price of $5.78 per share. The total consideration was $13,226,697.

On July 30, 2012, Total Energies entered into a Securities Purchase Agreement (as amended, the “2012 SPA”) and purchased a 1.5% Senior Unsecured Convertible Note due 2017 (the “July 2012 Note”) from the Issuer with a face amount of $38.3 million. The July 2012 Note is no longer outstanding as of the date of this Statement and was exchanged for other securities, as further described below.

On September 14, 2012, under the terms of the 2012 SPA, Total Energies purchased an additional 1.5% Senior Unsecured Convertible Note due 2017 (the “September 2012 Note”) from the Issuer with a face amount of $15 million. The September 2012 Note is no longer outstanding as of the date of this Statement and was exchanged for other securities, as further described below.

On December 24, 2012, $4,999,998.96 of the July 2012 Note was exchanged for 1,677,852 shares of Common Stock at a price of $2.98 per share. The remaining principal amount of the July 2012 Note was approximately $33,300,000.

On March 24, 2013, Total Energies entered into a letter agreement with the Issuer amending certain terms of the 2012 SPA.

On June 6, 2013, under the terms of the 2012 SPA, Total Energies purchased a 1.5% Senior Unsecured Convertible Note due 2017 from the Issuer in the face amount of $10 million (the “June 2013 Note”). The June 2013 Note is no longer outstanding as of the date of this Statement and was exchanged for other securities, as further described below.

On July 26, 2013, under the terms of the 2012 SPA, Total Energies purchased a 1.5% Senior Unsecured Convertible Note due 2017 from the Issuer in the face amount of $20 million (the “July 2013 Note”). The July 2013 Note is no longer outstanding as of the date of this Statement and was exchanged for other securities, as further described below.

On August 8, 2013, Total Energies entered into a Securities Purchase Agreement (as amended, the “2013 SPA”) for the sale of senior convertible promissory notes by the Issuer to Total Energies and certain other investors. The 2013 SPA was amended on October 16, 2013, and December 24, 2013. On October 16, 2013, pursuant to the 2013 SPA, Total Energies purchased a Senior Convertible Note with a face value of $9,252,184.41 on the date of purchase (the “Tranche I Note,” and all similar securities, whether or not purchased by Total, the “Tranche I Notes”) through the exchange of the same principal amount of the July 2012 Note. The remaining principal amount of the July 2012 Note was approximately $24,000,000. The Tranche I Note matures on October 16, 2018, and is convertible into shares of Common Stock at the option of Total Energies at any time after February 8, 2015, at a conversion price equal to $1.56, subject to adjustment. Interest on the Tranche I Note is payable in kind for the first 30 months and is added to the principal every six months, which includes interest added to the principal balance after the date of issuance. The current principal balance of the Tranche I Note is $10,730,406.34.

On December 2, 2013, Total Energies entered into a letter agreement with the issuer amending certain terms of the July 2012 SPA, the July 2012 Note, the September 2012 Note, the June 2013 Note and the July 2013 Note.

On January 15, 2014, pursuant to the 2013 SPA, Total Energies purchased a senior convertible note with a face a value of $6,042,064.77 on the date of purchase (the “Tranche II Note,” and all similar securities, whether or not purchased by Total, the “Tranche II Notes”) through the exchange of the same principal amount of the July 2012 Note. The remaining principal amount of the July 2012 Note was approximately $18,000,000. The Tranche II Note matures on January 15, 2019, and is convertible into shares of Common Stock at the option of Total Energies at any time after January 15, 2015, and prior to the fifth trading day preceding the maturity date, or upon the occurrence of certain other events, at a conversion price equal to $1.56, subject to adjustment. Interest on the Tranche II Note is payable in kind for the first 36 months and is added to the principal every twelve months. The current principal balance of the Tranche II Note is $6,629,487.73.

On March 29, 2013, Total Energies entered into a letter agreement with the Issuer amending certain terms of the 2012 SPA.

On May 22, 2014, Total Energies acquired a 6.50% Convertible Senior Note due 2019 (the “Convertible Note”) with a face amount of $9,705,000 and the Issuer repayed the same principal amount of the July 2012 Note. The remaining principal amount of the July 2012 Note was $8,300,751.86. The Convertible Note matures on May 15, 2019. The Convertible Note is convertible into shares of Common Stock at the option of Total Energies at any time at an initial conversion rate of 267.0370 shares of Common Stock per $1,000 principal amount, which represents an initial conversion price of approximately $3.74 per share. As of the date of this Statement, the Convertible Note was convertible into 2,591,594 shares of Common Stock.

On July 31, 2014, under the terms of the 2012 SPA, Total Energies purchased a 1.5% Senior Secured Convertible Note due 2017 from the Issuer in the face amount of $10.85 million (the “2014 Note”). The 2014 Note is no longer outstanding as of the date of this Statement and was exchanged for other securities, as further described below.

On January 27, 2015, under the terms of the 2012 SPA, Total Energies purchased a 1.5% Senior Secured Convertible Note due 2017 from the Issuer in the face amount of $10.85 million (the “January 2015 Note”, and together with the July 2012 Note, the September 2012 Note, the June 2013 Note, the July 2013 Note and the 2014 Note, the “Notes Due 2017”). The January 2015 Note is no longer outstanding as of the date of this Statement and was exchanged for other securities, as further described below.

On July 24, 2015, Total Energies entered into a Securities Purchase Agreement with the Issuer and the other purchasers party thereto (the “2015 SPA”) in connection with the sale of the Issuer’s Common Stock. On July 29, 2015, Total purchased 1,282,051 shares of Common Stock and a warrant (the “Total Equity Warrant”) for a purchase price of $1,999,999.56. The Total Equity Warrant is exercisable for 128,205 shares of Common Stock for $0.01 per share, the exercisability of which is conditioned on receipt of the requisite approval of the Issuer’s stockholders and is not convertible into shares of Common Stock as of the date of this Statement.

On July 26, 2015, Total Energies entered into an Exchange Agreement with the Issuer (the “Exchange Agreement”). The Exchange Agreement transaction closed on July 29, 2015, pursuant to which Total exchanged $70,000,000 in principal amount of the Notes due 2017 in exchange for (1) 30,434,782 shares of Common Stock, (2) a warrant (the “Total Equity Funding Warrant”) to purchase additional shares of Common Stock if the lowest price per share of Common Stock (or the conversion price or exercise price of any security exercisable or convertible into Common Stock) in any equity financing entered into in accordance with the July 16, 2015 approval of the Issuer’s board of directors of a bona fide equity financing for up to $60 million is less than $2.30, the exercisability of which is conditioned on receipt of the requisite approval of the Issuer’s stockholders and is not convertible into shares of Common Stock as of the date of this Statement (which warrant will provide Total Energies with the right to purchase the number of shares of Common Stock equal to the difference between the number of shares of Common Stock that Total Energies would have received if it had exchanged $70,000,000 in principal amount of convertible notes at the lowest offering price of such offerings and the number of shares that Total Energies receives pursuant to the Exchange Agreement); and (3) a warrant (the “Total R&D Warrant”) to purchase 2,000,000 shares of Common Stock for $0.01 per share, which warrant shall only be exercisable if (a) the Issuer fails, as of March 1, 2017, to achieve a target production cash cost of less than $2.00 per liter to manufacture distilled farnesene at hydrogenation grade, calculated with a cost of sugar at $0.19 per pound and using the methodology set forth in the Exchange Agreement and (b) receipt of the requisite approval of the Issuer’s stockholders, and which is not convertible into shares of Common Stock as of the date of this Statement.

On July 29, 2015, in connection with the exchange of the Notes due 2017 pursuant to the Exchange Agreement, the Company issued to Total Energies a 1.5% Senior Secured Convertible Note due 2017 in the face amount of $5,000,751.86 (the “July 2015 Note”), representing the remaining principal amount of the Notes due 2017. The July 2015 Note is convertible upon the occurrence of certain events and is not convertible into shares of Common Stock as of the date of this Statement.

Item 5. Interest in Securities of the Issuer.

Item 5(a), 5(b) and 5(c) are amended and restated as follows:

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference. As of the date of this Statement, the Reporting Persons are the direct beneficial owner of 45,334,045 shares of Common Stock. The Reporting Persons are deemed under Rule 13d-3(d)(1) to have beneficial ownership of the shares of Common Stock issuable upon conversion of the Tranche I Note, Tranche II Note, and the Convertible Note. As of the date of this Statement, the Reporting Persons are deemed to be the beneficial owner of 5,930,887 shares of Common Stock issuable upon conversion of the Tranche I Note, 3,873,118 shares of Common Stock issuable upon conversion of the Tranche II Note and 2,591,594 shares of Common Stock issuable upon conversion of the Convertible Note.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the shares of Common Stock beneficially owned and deemed to be beneficially owned by the Reporting Persons as of the date of this Statement; by (ii) 169,907,853 shares of Common Stock, which is the sum of (a) 157,512,254 shares of Common Stock outstanding on July 29, 2015; and (b) 12,395,599 shares of Common Stock that may be issuable upon conversion of the Tranche I Note, Tranche II Note and Convertible Note.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(c) Other than for the acquisition of 1,282,051 shares of Common Stock pursuant to the 2015 SPA, 30,434,782 shares of Common Stock pursuant to the Exchange Agreement and the acquisition of the Total Equity Warrant, Total Equity Funding Warrant, Total R&D Warrant and the July 2015 Note, the Reporting Persons have not engaged in any transactions in the Issuer’s securities during the 60 days prior to the obligation to file this Statement. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer of any of the Reporting Persons in securities of the Issuer during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated as follows:

The summary of the 2012 SPA set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the 2012 SPA, which is set forth in Exhibit 9 to this Statement and incorporated in this Item 6 by reference.

The summary of the notes set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the notes, which are set forth in Exhibit 2, Exhibit 3 and Exhibit 4 to this Statement and incorporated in this Item 6 by reference.

On December 2, 2013, the Issuer and Total Energies entered into an Amended and Restated Master Framework Agreement, which governs certain of the terms of the relationship between the parties. This agreement is set forth in Exhibit 5 to this Statement and incorporated in this Item 6 by reference.

The summary of the amendments to the 2012 SPA set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the amendments, which are set forth in Exhibit 6, Exhibit 7 and Exhibit 8 to this Statement and incorporated in this Item 6 by reference.

The summary of the 2013 SPA set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the 2013 SPA and the amendments thereto, which are set forth in Exhibit 10, Exhibit 11 and Exhibit 12 to this Statement and incorporated in this Item 6 by reference.

On June 21, 2010, the Issuer, Total Energies and certain other investors entered into Amended and Restated Investor Rights Agreement (as amended, the “IRA”). The IRA was subsequently amended on

February 23, 2012, December 24, 2012, March 27, 2013, October 16, 2013, December 24, 2013, and July 26, 2015. Pursuant to the IRA, Total Energies and the other parties to the IRA have certain registration rights with respect to the shares of Common Stock held by such holders and shares issued upon conversion of convertible notes. Further, under the IRA, if the Issuer registers securities for public sale, then the holders of Common Stock with registration rights under the IRA have the right to include their shares of Common Stock in the registration statement. Additionally, holders of the Issuer’s outstanding securities with registration rights under the IRA can request that the Issuer register all or a portion of their Common Stock on Form S-3 if the Issuer is eligible to file a registration statement on Form S-3 and the aggregate price to the public of the shares offered is at least $2,000,000. The rights under the IRA may not be exercised after February 23, 2017. The foregoing summary of the IRA does not purport to be complete and is qualified in its entirety by the IRA, which is set forth in Exhibit 13, Exhibit 14, Exhibit 15, Exhibit 16, Exhibit 17, Exhibit 18 and Exhibit 26 to this Statement and incorporated in this Item 6 by reference.

On August 8, 2013, the Issuer, Total Energies and other investors entered into a voting agreement (the “2013 Voting Agreement”) pursuant to which Total Energies and the other investors agreed to vote their shares of Common Stock in favor of the transactions contemplated by the 2013 SPA and against any proposal in opposition to the transaction contemplated by the 2013 SPA. The foregoing summary of the 2013 Voting Agreement does not purport to be complete and is qualified in its entirety by the 2013 Voting Agreement, which is set forth in Exhibit 19 to this Statement and incorporated in this Item 6 by reference.

On May 8, 2014, the Issuer, Total Energies and certain other investors entered into an amended and restated letter agreement (the “A&R Registration Rights Letter”), which amended and restated a previous letter agreement. Pursuant to the A&R Registration Rights Letter, the Issuer granted Total Energies and the other parties to the 2013 SPA certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Tranche I Notes and the Tranche II Notes. Further, the A&R Registration Rights Letter requires the Issuer to pay certain liquidated damages to Total Energies and the other parties to the 2013 SPA if such registration is not completed as required. The foregoing summary of the A&R Registration Rights Letter does not purport to be complete and is qualified in its entirety by the A&R Registration Rights Letter, which is set forth in Exhibit 20 to this Statement and incorporated in this Item 6 by reference.

The summary of the 2015 SPA set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the 2015 SPA, which is set forth in Exhibit 21 to this Statement and incorporated in this Item 6 by reference.

The summary of the Exchange Agreement set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the Exchange Agreement, which is set forth in Exhibit 22 to this Statement and incorporated in this Item 6 by reference.

The summary of the Total Equity Warrant set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the Exchange Agreement, which is set forth in Exhibit 23 to this Statement and incorporated in this Item 6 by reference.

The summary of the Total Equity Funding Warrant set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the Exchange Agreement, which is set forth in Exhibit 24 to this Statement and incorporated in this Item 6 by reference.

The summary of the Total R&D Warrant set forth in Item 3 is incorporated here by reference. The summary does not purport to be complete and is qualified in its entirety by the Exchange Agreement, which is set forth in Exhibit 25 to this Statement and incorporated in this Item 6 by reference.

On July 29, 2015, the Issuer, Total Energies and certain other investors entered into a Maturity Treatment Agreement (the “Maturity Treatment Agreement”), which provides that, upon maturity, Total Energies will exercise its rights to convert the Tranche I Note, the Tranche II Note and the Convertible Note into shares of Common Stock, provided that certain events of default have not occurred under the terms of such notes at or prior to maturity. As part of the Maturity Treatment Agreement, the Issuer has agreed that, so long as Total Energies holds at least $5 million in the aggregate of the Tranche I Note, the Tranche II Note and the Convertible Note, it will not incur material debt, prepay any existing material debt or materially amend the terms of its existing debt, in each case without the written permission of Total Energies. The foregoing summary of the Maturity Treatment Agreement does not purport to be complete and is qualified in its entirety by the Maturity Treatment Agreement, which is set forth in Exhibit 27 to this Statement and incorporated in this Item 6 by reference.

On July 29, 2015, the Issuer and Total Energies entered into a voting agreement (the “2015 Voting Agreement”) pursuant to which Total Energies agreed to vote its shares of Common Stock in favor of the issuance of the shares of Common Stock underlying the Total Equity Warrant, the Total Equity Funding Warrant and the Total R&D Warrant. The foregoing summary of the 2015 Voting Agreement does not purport to be complete and is qualified in its entirety by the 2015 Voting Agreement, which is set forth in Exhibit 28 to this Statement and incorporated in this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and restated as follows:

The following documents are filed as exhibits:

Exhibit Number	Description

1	Joint Filing Agreement.(20)

2	1.5% Senior Unsecured Convertible Notes, dated July 30, 2012, September 14, 2012 and December 24, 2012, respectively, issued by Amyris, Inc. to Total Gas & Power USA, SAS(1)

3	1.5% Senior Unsecured Convertible Note, dated June 6, 2013, issued by Amyris, Inc. to Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS)(2)

4	1.5% Senior Secured Convertible Note dated December 2, 2013 issued by Amyris, Inc. to Total Energies Nouvelles Activités USA(3)

5	Amended and Restated Master Framework Agreement, dated December 2, 2013, between Amyris, Inc. and Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS)(4)

6	Letter Agreement, dated December 2, 2013, relating to the Senior Secured Convertible Notes and the 1.5% Senior Unsecured Convertible Notes due 2017 between Amryis, Inc. and Total Energies Nouvelles Activités USA(5)

7	Letter agreement, dated March 24, 2013, between Amyris, Inc. and Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS)(6)

8	Letter Agreement, dated March 29, 2014, between Amyris, Inc. and Total Energies Nouvelles Activités USA(7)

9	Securities Purchase Agreement, dated July 30, 2012, between Amyris, Inc. and Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS)(8)

10	Securities Purchase Agreement, made and entered into as of August 8, 2013, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(9)

11	Amendment No. 1 to Securities Purchase Agreement, dated October 16, 2013 by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(10)

Exhibit Number	Description

12	Amendment No. 2 to Securities Purchase Agreement, dated December 24, 2013 by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(11)

13	Amended and Restated Investors Rights Agreement, dated June 21, 2010, by and among Amyris Biotechnologies, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(12)

14	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated February 23, 2012, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(13)

15	Amendment No. 2 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2012, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(14)

16	Amendment No. 3 to Amended and Restated Investors’ Rights Agreement, dated March 27, 2013, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(15)

17	Amendment No. 4 to Amended and Restated Investors’ Rights Agreement, dated October 16, 2013, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS), and certain other investors.(16)

18	Amendment No. 5 to Amended and Restated Investors’ Rights Agreement, dated December 24, 2013, by and among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(17)

19	Voting Agreement, dated August 8, 2013, among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(18)

20	Amended and Restated Letter Agreement, dated May 8, 2014, among Amyris, Inc., Total Energies Nouvelles Activités USA (f.k.a. Total Gas & Power USA, SAS) and certain other investors.(19)

21	Securities Purchase Agreement, dated July 24, 2015, among Amyris, Inc., total Energies Nouvelles Activités USA and certain other investors.

22	Exchange Agreement, dated July 26, 2015, by and among Amyris, Inc., Total Energies Nouvelles Activités USA and certain other investors.

23	Warrant to Purchase Stock issued by Amyris, Inc. to Total Energies Nouvelles Activités USA, dated July 29, 2015.

24	Warrant to Purchase Stock issued by Amyris, Inc. to Total Energies Nouvelles Activités USA, dated July 29, 2015.

25	Warrant to Purchase Stock issued by Amyris, Inc. to Total Energies Nouvelles Activités USA, dated July 29, 2015.

26	Amendment No. 6 to Amended and Restated Investors’ Rights Agreement, dated July 26, 2015, by and among Amyris, Inc., Total Energies Nouvelles Activités USA and certain other investors.

27	Maturity Treatment Agreement, dated July 29, 2015, among Amyris, Inc., Total Energies Nouvelles Activités USA and certain other investors.

28	Voting Agreement, dated July 29, 2015, among Amyris, Inc., Total Energies Nouvelles Activités USA and certain other investors.

(1)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended September 30, 2012, filed with the Securities and Exchange Commission on November 9, 2012.
(2)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended June 30, 2013, filed with the Securities and Exchange Commission on August 9, 2013.
(3)	Incorporated by reference to Exhibit 10.27 to the Issuer’s Annual Report on Form 10-K (no. 001-34885) for the period ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(4)	Incorporated by reference to Exhibit 10.29 to the Issuer’s Annual Report on Form 10-K (no. 001-34885) for the period ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(5)	Incorporated by reference to Exhibit 10.30 to the Issuer’s Annual Report on Form 10-K (no. 001-34885) for the period ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(6)	Incorporated by reference to Exhibit 10.03 to the Issuer’s Quarterly Report on Form 10-Q (no. 001-34885) for the period ended March 31, 2013, filed with the Securities and Exchange Commission on May 9, 2013.

(7)	Incorporated by reference to Exhibit 4.03 to the Issuer’s Quarterly Report on Form 10-Q (no. 001-34885) for the period ended March 31, 2014, filed with the Securities and Exchange Commission on May 9, 2014.
(8)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended September 30, 2012, filed with the Securities and Exchange Commission on November 9, 2012.
(9)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 5, 2013.
(10)	Incorporated by reference to Exhibit 4.25 to the Issuer’s Annual Report on Form 10-K (No. 001-34885) for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(11)	Incorporated by reference to Exhibit 4.24 to the Issuer’s Annual Report on Form 10-K (No. 001-34885) for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(12)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Form S-1 (No. 333-166135) filed with the Securities and Exchange Commission on June 23, 2010.
(13)	Incorporated by reference to Exhibit 4.06 to the Issuer’s Form S-3 (No. 333-180005) filed with the Securities and Exchange Commission on March 9, 2012.
(14)	Incorporated by reference to Exhibit 4.04 to the Issuer’s Annual Report on Form 10-K (No. 001-34885) for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission on March 28, 2013.
(15)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended March 31, 2013, filed with the Securities and Exchange Commission on May 9, 2013.
(16)	Incorporated by reference to Exhibit 4.06 to the Issuer’s Annual Report on Form 10-K (No. 001-34885) for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(17)	Incorporated by reference to Exhibit 4.07 to the Issuer’s Annual Report on Form 10-K (No. 001-34885) for the fiscal year ended December 31, 2013, filed with the Securities and Exchange Commission on April 2, 2014.
(18)	Incorporated by reference to Exhibit 4.02 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended September 30, 2013, filed with the Securities and Exchange Commission on November 5, 2013.
(19)	Incorporated by reference to Exhibit 4.01 to the Issuer’s Quarterly Report on Form 10-Q (No. 001-34885) for the period ended June 30, 2014, filed with the Securities and Exchange Commission on August 8, 2014.
(20)	Incorporated by reference to Exhibit 1 to Schedule 13D filed by Total on February 13, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2015

TOTAL S.A.

By:	/s/ Humbert de Wendel
	Name:	Humbert de Wendel
	Title:	Treasurer

TOTAL ENERGIES NOUVELLES ACTIVITÉS USA

By:	/s/ Bernard Clément
	Name:	Bernard Clément
	Title:	President